UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
This Amendment is filed to (i) update the Escrow Agent; and (ii) update the Offering Page.
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
KoreChain, Inc.

Legal status of issuer

       Form
       C Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of incorporation
       February 2, 2023

Physical address of issuer
1 World Trade Center, Suite 8500
New York, New York 10007

Website of issuer
www.korechain.io

Current number of employees and independent contractors
4

	Most recent fiscal year-end December 31, 2023	February 28, 2023 (Inception)
Total Assets	$1,000	$0
Cash & Cash Equivalents	$1,000	$0
Prepaid Expenses	$0	$0
Accounts Payable	$534,362	$(483)
Short-term Debt	$239,198	$0
Long-term Debt	$0	$0
Revenues/Sales	$176,800	$0
Operating Expenses	$378,808	$483
Taxes Paid	$0	$0
Net Income	$(837,560)	$(483)

**April 29, 2024**

**FORMC-AR**

**KoreChain, Inc.**

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by KoreChain, Inc., a Delaware corporation (the "**Company**," or "**KoreChain**") as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.korechain.io **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 29, 2024

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR, or

any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

Table of Contents

ABOUT THIS FORM C-AR

We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with information that is different or inconsistent with this Form C-AR, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein are accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR, or any other materials supplied herewith.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form-C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

KoreChain, Inc. is a Delaware corporation that was incorporated on February 2, 2023.

The Company's business address is 1 World Trade Center, Suite 8500, New York, New York 10007.

The Company's website is www.korechain.io.

The Company is headquartered in New York but conducts business throughout the United States through its website.

A description of our products as well as our services, process, and business plan can be found at https://korechain.io/investment/.

RISK FACTORS

An investment in the Securities involves a high degree of risk and may result in the loss of your entire investment. When making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Investors should consult with their legal, tax and financial advisors prior to making an investment decision in the Securities.

Risks Related to the Company's Business and Industry

Limited Operating History

The Company has a limited operating history. The Company has never paid dividends and has no present intention to pay dividends. The Company is in the early commercialization stage of its business and therefore will be subject to the risks associated with early-stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding. The Company has not yet secured a major order for its product. The Company will be committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. The Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. Such risks include the evolving and unpredictable nature of the Company's business, the Company's ability to anticipate and adapt to a developing market, acceptance by consumers of the Company's products and the ability to identify, attract and retain qualified personnel. There can be no assurance that the Company will be successful in doing what is necessary to address these risks.

Key Personnel

The technology as a service (TaaS) sector involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The success of the Company is dependent on the services of its senior management. The experience of these individuals will be a factor contributing to the Company's continued success and growth. The loss of one or more of its key employees could have a material adverse effect on the Company's operations and business prospects. In addition, the Company's future success will depend in large part on its ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.

Additional Financing Requirements

Upon successful completion of the Company's offering pursuant to Regulation CF (the "**Offering**"), it is anticipated that the Company's financial resources will be sufficient to finance the Company's budgeted operating costs, development, marketing and anticipated discretionary expenditures in the short term. However, in order to accelerate the Company's growth objectives, it will need to raise additional funds from lenders and equity markets in the future. There can be no assurance that the Company will be able to raise additional capital on commercially reasonable terms to finance its growth objectives. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the

Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of Common Stock from the treasury of the Company, control of the Company may change and stockholders may suffer additional dilution.

Protection of Intellectual Property

There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs and diversion of resources with respect to the defense thereof which could have a material adverse effect on the Company's business, financial condition or results of operations. The Company's performance and ability to compete are dependent to a significant degree on its proprietary technology.

There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable. The laws of other countries may afford the Company little or no effective protection of its intellectual property. The Company may in the future also rely on technology licenses from third parties. There can be no assurance that these third-party licenses will be, or will continue to be, available to the Company on commercially reasonable terms. The loss of, or inability of the Company to maintain, any of these technology licenses could result in delays in completing its product enhancements and new developments until equivalent technology could be identified, licensed, or developed and integrated. Any such delays would materially adversely affect the Company's business, results of operations and financial condition.

Competition

The Company may not be able to compete successfully against current and future competitors, and the competitive pressures the Company faces could harm its business and prospects. The market for blockchain related financial services is competitive and several large companies have established services similar to, and competitive with, those offered by the Company. Additionally, the level of competition is likely to increase as current competitors improve their product offerings and as new participants enter the market. Many of the Company's current and potential competitors have longer operating histories, larger clients base, greater name and brand recognition and significantly greater financial, sales, marketing, technical and other resources than the Company.

Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with products the Company markets and distributes.

New technologies and the expansion of existing technologies may also increase competitive pressures on the Company. Increased competition may result in reduced operating margins as well as loss of market share. This could result in decreased usage of the Company's products and may have a material adverse effect on the Company's business, financial condition and results of operations.

Implementation Delays

Most of the Company's clients will be in a testing or preliminary stage of utilizing the Company's products and may encounter delays or other problems in the introduction of the Company's products. A decision not to do so, or a delay in implementation, could result in a delay or loss of related revenue or could otherwise harm the Company's business and prospects. The Company will not be able to predict when a client that is in a testing or a preliminary use phase will adopt a broader use of the Company's products.

Limited Client Feedback Respecting Products

The Company's revenue will depend on the number of clients who use the Company's products. Accordingly, the satisfactory design of the Company's product is critical to the Company's business, and any significant product design limitations or deficiencies could harm the Company's business and market acceptance. To date, the features and functionality reflected in the Company's product have been based on its internal design efforts and on feedback from a limited number of clients and potential clients. This limited feedback may not have resulted in an adequate assessment of client requirements. Therefore, the currently specified features and functionality of the Company's product may not satisfy current or future client demands. Furthermore, even if the Company identifies the feature set required by clients in the Company's market, it may not be able to design and implement products incorporating features in a timely and efficient manner, if at all.

Developing Markets

The market for the Company's product is relatively new and continues to evolve. If the market for the Company's product fails to develop and grow, or if the Company's product does not gain market acceptance, the Company's business and prospects will be harmed.

Technological Change

The Company is susceptible to technological advances and the introduction of new products utilizing new technologies. Further, software applications are also subject to user preferences and competitive pressures which can, among other things, necessitate revisions in pricing strategies, price reductions and reduced profit margins. The success of the Company will depend on its ability to secure technological superiority in its product and maintain such superiority in the face of new products. No assurances can be given that the product of the Company will be commercially viable or that further modification or additional products will not be required in order to meet demands or to make changes necessitated by developments made by competitors which might render the product of the Company less competitive, less marketable, or even obsolete over time.

The future success of the Company will be influenced by its ability to continue to develop new competitive products. There can be no assurance that research and development activities with respect to the development of new products and the improvement of its existing product will prove profitable, or that products or improvements resulting therefrom, if any, will be successfully produced and marketed. Software application development is characterized by technological change, changes in user and client requirements, new product introductions and new technologies and the emergence of new industry standards and practices that could render the Company's technology obsolete or have a negative impact on sales margins the Company's product may command. The Company's performance will depend, in part, on its ability to enhance its existing product, develop new proprietary technology that addresses the sophisticated and varied needs of its prospective clients and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of technology entails significant technical and business risks. There can be no assurance that the Company will be successful in using new technologies effectively or adapting its product to client requirements or emerging industry standards.

Strategic Alliances

The Company's growth and marketing strategies are based, in part, on seeking out and forming strategic alliances and working relationships, as well as the performance of such strategic alliances and working relationships. General criteria to be used to assess potential alliances include the following: industry

expertise, reputation and market position, complementary technologies or products, and nature and adequacy of resources. There can be no assurance that existing strategic alliances and working relationships will not be terminated or modified in the future, nor can there be any assurance that new relationships, if any, will afford the Company the same flexibility under which the Company currently operates.

Resolution of Product Deficiencies

Difficulties in product design, performance and reliability could result in lost revenue, delays in client acceptance of the Company's products, and/or lawsuits, and would be detrimental, perhaps materially, to the Company's market reputation. Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products. Undetected errors or performance problems may be discovered in the future. Moreover, known errors which the Company considers minor may be considered serious by its clients. If the Company's internal quality assurance testing or client testing reveals performance issues and/or desirable feature enhancements, the Company could postpone the development and release of updates or enhancements to its current product or the release of new products. The Company may not be able to successfully complete the development of planned or future products in a timely manner, or to adequately address product defects, which could harm the Company's business and prospects. In addition, product defects may expose the Company to liability claims, for which the Company may not have sufficient liability insurance. A successful suit against the Company could harm its business and financial condition.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The Company's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base.

The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects. The Company may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Company's personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company's operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Negative Cash Flow and Absence of Profits

The Company has not earned any profits to date and there is no assurance that it will earn any profits in the future, or that profitability, if achieved, will be sustained. A significant portion of the Company's financial resources will continue to be directed to the development of its products and to marketing activities. The success of the Company will ultimately depend on its ability to generate revenues from its product sales, such that the business development and marketing activities may be financed by revenues from operations instead of external financing. There is no assurance that future revenues will be sufficient to generate the required funds to continue such business development and marketing activities.

Conflicts of Interest

Certain directors and officers of the Company may become associated with other reporting issuers or other companies which may give rise to conflicts of interest. In accordance with the Delaware General Corporation Law, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company, as the case may be. Certain of the directors have either other employment or other business or time restrictions placed on them and accordingly, these directors will only be able to devote part of their time to the affairs of the Company.

No Key Man Insurance

The Company does not currently have key man insurance in place in respect of any of its senior officers or personnel.

If the introduction of our products and services to the market is delayed or they do not achieve market acceptance, our business may be adversely affected

If our products and services or potential new products and services are delayed or do not achieve market acceptance, we could experience a delay or loss of revenues and customer frustration, and our business would be seriously harmed. Significant delays could result in such substantial net losses that we are unable to efficiently attract new equity investment or available credit to fund our operations further.

If we fail to implement sufficient security measures to prevent security breaches, our business may be adversely affected

The secure transmission of confidential information over electronic networks is a significant barrier to eCommerce and communications. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems or those of other web sites to protect proprietary information. If any well-publicized compromises of security were to occur, it could substantially reduce the use of the Internet for commerce and communications. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses and software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or suppliers, which could make them inaccessible to customers or suppliers. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of personal proprietary information, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them.

The volatile credit and capital markets could have a material adverse effect on our financial condition

Our ability to manage our debt is dependent on our level of positive cash flow from company- operated and franchised restaurants, net of costs. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our existing debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business

and financial condition. The lack of availability or access to build-to-suit leases and equipment financing leases could result in a decreased number of new restaurants and have a negative impact on our growth.

Potential Risks Associated with COVID-19

On March 11, 2020, the World Health Organization declared the current outbreak of a novel coronavirus disease 2019 ("COVID-19") to be a global pandemic. The COVID-19 outbreak has led (and may continue to lead) to disruptions in the global economy, including extreme volatility in the stock market and capital markets, severe disruptions in the global supply chain and other economic effects.

The Company's services and products may not be widely adopted and may have limited users

It is possible that the Company's services and products will not be used by a large number of participants or that there will be limited interest in investment opportunities presented on the platform. Such a lack of use or interest could negatively impact the development of the platform and products and therefore the value of the Company.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, purchasers of the Securities are subject to holding period requirements. Additionally, the Company is in an earlier stage of development and has limited historical results upon which purchasers can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Securities requires high-risk tolerance, low liquidity concerns and long-term commitment. The Securities are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Securities.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Common Stock will receive or realize a return on his/her/its investment or that any purchaser will not lose his/her/its entire investment. For this reason, each purchaser should read this Form C-AR and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to purchase the Common Stock.

We have minimal operating capital, no significant assets and limited revenue from operations

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Securities or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our members. We have no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

Financial projections require caution

Prospective purchasers are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they

be understood as such by prospective purchasers. Prospective purchasers should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective purchasers may wish to consult independent market professionals about the Company's potential future performance.

The Company Could Be Subject to Unanticipated Regulations

There may be existing regulations that management is not aware of, and new regulations affecting the Company's business or services could be adopted in the future. Any such regulations could be costly or impossible for the Company to comply with. Furthermore, the adoption or modification of laws or regulations relating to the Internet or other areas of the Company's business could limit or otherwise adversely affect the manner in which it currently conducts its business. In addition, the continued growth and development of the market for technology services similar to those offered by the Company may lead to more stringent consumer protection laws, which could impose additional burdens on the Company. If the Company is required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause the Company to incur additional expenses or alter its business model.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Risks Related to the Securities

We have no operating history, and the prior performance of our officers, directors and advisors may not predict our future results

We are a recently formed company. You should not assume that our performance will be similar to the past performance of the Company or any of its officers, directors, advisors or other endeavors managed or sponsored by such parties. Furthermore, you should not assume that our performance will be similar to that of our competitors or others in our industry or marketplace. Our lack of an operating history significantly increases the risk and uncertainty you face in making an investment in our Securities.

Because no public trading market for the Securities currently exists, it will be difficult for you to sell your Securities and, if you are able to sell your Securities such sale may be at a loss

The Securities and any shares received in connection with the conversion thereof, constitute restricted securities and may only be transferred after a twelve-month holding period. There is no public market for the Securities and there is no guarantee that a public market will ever develop. We do not plan to list our Securities on an approved exchange or market. You may not sell your Securities unless the buyer meets the applicable suitability and minimum purchase standards. In its sole discretion, including to protect our operations and our stockholders or to prevent an undue burden on our liquidity, our Officers and Directors could amend, suspend or terminate our redemption plan without notice. If you are able to sell your Securities, you would likely have to sell them at a substantial discount to their initial offering price. It is also likely that your Securities would not be accepted as the primary collateral for a loan. Because of the

illiquid nature of our Securities, you should purchase our Securities only as a long-term investment and be prepared to hold them for an indefinite period of time.

Certain of our stockholders hold a significant percentage of our outstanding voting securities, which could reduce the ability of minority stockholders to affect certain corporate actions

Our officers, directors, and majority stockholders are the beneficial owners of more than 50% of our outstanding voting securities. As a result, they possess significant influence and can elect most of our Board of Directors and authorize or prevent proposed significant corporate transactions. Their ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover, or other business combination, or discourage a potential acquirer from making a tender offer.

Restrictions on Transfer

There are substantial restrictions on the transferability of the Securities. A purchaser may not assign or transfer its Securities (including by operation of law, by merger or otherwise) or sell, delegate or sublicense its rights without compliance with applicable securities laws. Any such assignment, sale, delegation or sublicense without compliance with applicable securities laws shall be null and void, shall confer no rights on the purported assignee and may be a violation of applicable securities laws. The Offering has not been registered under the Securities Act or under the securities laws of any other jurisdiction, and the Securities are being offered in reliance upon exemptions from registration in the United States under the Securities Act. Accordingly, the Securities may only be transferred in pursuant to either an effective registration statement registering the Securities or pursuant to an exemption under the Securities Act; the Securities may be subject to transfer restrictions under the securities laws of other jurisdictions; the Securities may be subject to holding period requirements; and there is no public market for the Securities.

Availability of Information

No governmental agency has reviewed or passed upon the Offering, Company or the Securities. Purchasers of the Securities, therefore, will not receive any of the benefits that such registration would otherwise provide. Additionally, Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, investors may not have access to information to which they would have access if the Offering was registered under the Securities Act and if Company were subject to the reporting regulations promulgated under the Exchange Act. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the Offering on their own or in conjunction with their personal advisors.

Lack of Control

Purchasers will have no rights to participate in the Company's management. Accordingly, no person should purchase Securities unless he/she/it is willing to entrust all aspects of Company management to Company's management.

The Securities Will Not Be Rated

The Securities have not been rated by any rating agency. The lack of a rating reduces the potential liquidity of the Securities and thus may affect the market value of the Securities. In addition, the lack of a rating will reduce the potential for, and increase the cost of, financing the purchase and/or holding of the Securities. Investors subject to capital requirements will be required to hold more capital against the Securities than would have been the case had the Securities been rated.

Bankruptcy of the Company Would Adversely Affect Payments on the Securities

A bankruptcy proceeding with respect to the Company could lead to delays in payments due on the Securities and, if a court were to accept any of the positions of a bankruptcy trustee or creditor outlined above, it could result in a reduction or cancellation of payments on or obligations under the Securities, in addition to delays in payment.

In addition, federal and state statutory provisions, including the federal bankruptcy laws and state laws affording relief to debtors, may interfere with or affect the ability of the secured lender to realize on its security.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Securities are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Securities requires high-risk tolerance, low liquidity concerns and long-term commitment. The Securities are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Securities.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Securities will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read the filed with the Company's Form C Offering Memorandum and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to enter into the Purchase Agreement and purchase the Securities.

Compliance with Securities Laws

The Company's Securities are being issued in reliance upon certain exemptions from the registration requirements of the Securities Act, and applicable state securities laws. If the issuance of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Financial projections require caution

Prospective purchasers are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective purchasers. Prospective purchasers should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective purchasers may wish to consult independent market professionals about the Company's potential future performance.

There is no guarantee of a return on a purchaser's investment

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read this Form C-AR and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We are subject to financial market risk

Turbulence in the financial markets and reduced liquidity in equity, credit and fixed-income markets may negatively affect companies worldwide, which could have an adverse effect on the Company. Disruptive events with geopolitical consequences, including pandemics and natural disasters, may destabilize world economies and cause market turbulence. Trade barriers and other protectionist trade policies (including those in the U.S.) may also increase market turbulence. Similarly, policy changes by the Federal Reserve and/or other government actors, including changes in interest rates, could cause or increase volatility in the financial markets. Increases in market volatility may lead to reductions in market liquidity, which may make it more difficult for the Company to purchase and sell portfolio holdings at favorable market prices and make the Company's net asset value fluctuate materially. To the extent that the Company experiences high redemptions during periods of market turbulence, the Company's performance may be adversely affected as the Company may not be able to sell portfolio holdings at favorable prices. In addition, the Company may experience increased portfolio turnover, which will increase its costs and adversely impact its performance.

In early 2020, a global pandemic and policy changes implemented by the United Kingdom caused varying levels of market turbulence. Most significantly, an outbreak of severe acute respiratory disease from a novel coronavirus, COVID-19, was detected in China and spread internationally, resulting in major operational and market disruptions. Various countries closed their borders and internally imposed or recommended strict quarantines of exposed populations. Travel became restricted. Supply chains were disrupted, and consumer activity decreased. All of these changes in the world economy led to significant market uncertainty, heightened market volatility and reduced market liquidity. The final impact of COVID-19, and other epidemics and pandemics that may arise in the future, cannot be known at this time and may materially adversely affect the Company.

In addition, Russia launched a large-scale invasion of Ukraine on February 24, 2022, significantly amplifying already existing geopolitical tensions. The United States and many other countries have instituted various economic sanctions against Russian individuals and entities (including corporate and banking). The extent and duration of the military action, sanctions imposed and other punitive action taken and resulting future market disruptions in Europe and globally cannot be easily predicted but could be significant and have a severe adverse effect on Russia and Europe in general, including significant negative impacts on the economy.

Global supply chain issues have resulted in a variety of disruptions for manufacturers, retailers, and various other types of companies—from the ability to source and obtain raw materials to delays in shipping and the availability of end user products. Ongoing labor shortages have created challenges for companies across industries, including the manufacturing and transportation industries, further exacerbating supply chain disruptions. As a result of these disruptions, many companies have experienced increased costs, inventory shortages, and temporary shutdowns. In addition to supply chain disruptions and labor shortages, we are seeing increased inflation in the costs of various goods and services.

Legal Matters

Any prospective purchaser should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this FORM C-AR, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE PARTICIPANT CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C-AR AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Blockchain technology can increase the transparency on how companies adhere to corporate governance in multiple industry sectors. KoreChain is already being utilized to scale in a variety of industry sectors.

KoreChain is a vital trust infrastructure designed to ensure that all participants transact in a compliant manner, and the first blockchain to be SEC-Qualified for companies raising capital.

KoreChain is a highly secure decentralized permissioned blockchain ecosystem for fully-compliant issuance, trading, clearing, settlement, management, reporting, corporate actions, and custodianship for tokenized securities worldwide.

KoreChain, is an AI-based, global blockchain platform that manages the full lifecycle of tokenized securities to ensure compliance with securities regulation and corporate law in multiple jurisdictions globally. Connecting companies to the capital markets and secondary markets to facilitate access to capital and liquidity for private investors.

Market

Currently the market is fragmented, inefficient and lacks compliance. Through industry sector partners and distribution channel partners KoreChain markets the KoreChain utility to address such inefficiencies in a compliant manner for market participants.

KoreChain is targeted specifically to the utilization of tokenized securities and connecting intermediaries with its proven scalable use cases, and provides for multiple market opportunities to an industry that currently lacks significant compliance in sectors relating to but not limited to NFT's, securities, etc.

The industry has already surpassed a $10B market cap in its secondary market, with an estimated $50B in the primary market pipeline. With tokenization affecting a growing number of assets around the world, the market is projected to reach over $4 trillion by 2030. KoreChain addresses the burgeoning security token market.

Intellectual Property

Patents and Provisional Patent Applications

The company is filing four provisional patents:

>KoreID
>KoreID Verified
>Legal Smart Contracts (KoreContracts)

Trademarks

None.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, including laws regarding securities and financial markets. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Oscar A Jofre	President and Chief Executive Officer	See below
Kiran Garimella	Chief Technology Officer and Chief Security Officer	See below
Jason Futko	Chief Financial Officer	See below
Peter Daneyko	Chief Revenue Officer	See below

Oscar A Jofre: President, Chief Executive Officer and Director

Oscar is currently one of the Top 10 Global Thought Leaders in Equity Crowdfunding, a Top 5 Fintech Influencer, Top 10 Blockchain and a Top 50 InsureTech. He has published an eBook that has been downloaded in over 20 countries and been distributed by partners worldwide.

Oscar is a featured speaker on Fintech, regulated, equity crowdfunding, compliance, stockholder management, investor relations, and transparency in the USA, Australia, UK, Germany, France, Netherlands, Canada, Singapore, Indonesia and China. He speaks to audiences covering alternative finance, RegTech, insurance, banking, legal, and crowdfunding. Oscar also advises the world's leading research, accounting, law firms and insurance companies on the impact Fintech, RegTech, LegalTech, InsurTech and OrgTech is having in their business.

He is a member of the Crowdfunding Intermediary Regulatory Advocates (CFIRA) in the USA, and a contributing author to The Fintech Book, the world's first crowdsourced book on Fintech globally. He writes for Sharewise, Locavesting, Equities.com, Business.com, Crowdfund Insider, CrowdfundBeat, and Agoracom.

Oscar has been recognized as one of the 10 most influential Hispanic Leaders in Canada. In May 2010, Oscar A. Jofre Jr. was recognized by the Rt. Hon. Stephen Harper for his accomplishments.

Oscar was awarded the Vision 2012 BusinessMan of the Year by the Toronto Hispanic Chamber of Commerce in September 2012.

Kiran Garimella: Chief Technology Officer, Chief Security Officer and Director

Kiran has a PhD. in artificial intelligence and machine learning from the University of Florida. Kiran's role includes research in blockchain-related technologies and business models, such as digital securities, chain design, consensus, as well as incorporating artificial intelligence/machine learning techniques.

Kiran has C-level experience as a former Global CIO at GE and as a VP & Chief Evangelist at Software AG.

Kiran has published two books on business process management and his latest book is titled "AI & Blockchain: A Brief Guide for Game Changers". Kiran is an active presenter at conferences.

Jason Futko: Chief Financial Officer

Jason Futko is the Co-Founder and CFO of KoreConX. His capital markets and finance background play an important role in developing the KoreConX Eco-System infrastructure platform and managing the affairs of the corporation.

Mr. Futko was the Founder and Managing Director at NVS Bancorp, a boutique investment banking firm based in Toronto but had operations in Dubai and Hong Kong. In his previous role of 11 years, he was a partner in the international boutique merchant bank called Newhaven, where he ran the Toronto and London offices while managing the firm's global operations from Dubai. He has substantial expertise in lead generation, listing companies, international deal structuring, deal management and execution. He has CEO, CFO and directorship experience in public and private businesses including several publicly listed Special Purpose Vehicles. Mr. Futko has also been an officer of an alternative investment fund.

He spent many years in corporate consulting and project management, with a focus on restructuring, streamlining of operations, and post-merger integration. His consulting clients included the Canadian Government, large financial institutions, and technology businesses.

Mr. Futko has experience in capital markets in several jurisdictions and was also formerly a Director of Brook Capital Corporation in Toronto, an Exempt Market Dealer.

Mr. Futko provides clients invaluable knowledge and experience, including the wide-ranging wisdom he gained serving as a chartered accountant with PriceWaterhouseCoopers, Mintz & Partners, and Durward Jones Barkwell. He was educated at the University of Waterloo and is a member in good standing with the Chartered Professional Accountants of Canada.

Peter Daneyko, Chief Revenue Officer

Peter Daneyko currently serves as the CRO of KoreChain, leveraging his extensive experience of over 20 years in the startup ecosystem as both a Founder and consultant. His expertise revolves around fostering team development, forming strategic partnerships, and driving revenue-related functions like marketing, sales, customer success, pricing, and revenue generation.

In his role as CRO at KoreConX, Peter takes charge of spearheading partnerships with Broker Dealers, and partner companies and Marketplaces, utilizing the KoreChain architecture for compliance management solutions.

Previously, Peter was the CEO and Founding Partner at Appwares Development Group, where his company offered tailored software solutions for customized information delivery through private communication platforms. His notable clientele included renowned organizations such as Deloitte Worldwide and Sony Music.

Additionally, Peter is a Founding Partner of Nodbod LLC, whose companies have generated over $50 million in revenue through their custom just-in-time print manufacturing operations.

Peter holds a BA in Economics from the University of Alberta.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has four employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding equity securities:

Type of security	Common Stock
Amount outstanding/Face Value	22,043,333
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute, or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security.	100.00%

Outstanding Debt

As of the date of this Form C-AR, the Company has $773,560 debt outstanding.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
KoreConX Inc.	20,000,000 shares of Common Stock	90.7%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was formed as a Delaware corporation on February 2, 2023, and is headquartered in New York, New York. The Company is a vital trust infrastructure designed to ensure that all participants transact in a compliant manner, and the first blockchain to be SEC-Qualified for companies raising capital.

KoreChain provides a highly secure, decentralized, permissioned blockchain ecosystem for fully compliant issuance, trading, clearing, settlement, management, reporting, corporate actions and worldwide custodianship for tokenized securities.

KoreChain is an AI based global blockchain platform that manages the full lifecycle of tokenized securities to ensure compliance with securities regulation and corporate law across multiple jurisdictions. It connects companies to the capital markets and secondary markets and facilitates access to capital and liquidity for private investors.

Liquidity and Capital Resources

In February 2024, the Company conducted an offering pursuant to Regulation CF and raised $0.00

The Company had $100,000 in one time fee revenue and $76,800 in recurring revenue in 2023.

Capital Expenditures and Other Obligations

The Company does not anticipate any capital expenditures in next 12 months.

Valuation

The Company's valuation as of December 31, 2023 is $110,065,000.

Material Changes and Other Information

There have been no material changes since the date of the Company's financial statements.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Financial Statements on Exhibit A for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$65,000	43,333	Working Capital	May 1, 2023	Section 4(a)(2)

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) the an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition, the Purchase may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counterparty is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

On February 2, 2023, the Company entered into a Stock Purchase Agreement, dated February 2, 2023, by and between the Company and KoreConX, Inc. ("**KoreConX**"), pursuant to which KoreConX purchased

from the Company 20,000,000 shares of Common Stock from the Company. To date, KoreConX has paid all of the Company's operating expenses and the expenses associated with this offering.

On February 2, 2023, the Company entered into a transfer agent agreement with KoreTransfer USA, LLC.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.100 in the past.

Bad Actor Disclosure:

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-ARR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Oscar A. Jofre
_____
(Signature)

Oscar A. Jofre
_____
(Name)

President
_____
(Title)

April 29, 2024
_____
Date

/s/ Jason Futko
_____
(Signature)

Jason Futko
_____
(Name)

Chief Financial Officer
_____
(Title)

April 29, 2024
_____
Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Oscar A. Jofre
_____
(Signature)

Oscar A. Jofre
_____
(Name)

Director
_____
(Title)

April 29, 2024
_____
Date

/s/ Kiran Garimella
_____
(Signature)

Kiran Garimella
_____
(Name)

Director

(Title)

April 29, 2024

Date

EXHIBIT A

Financial Statements

KoreChain
Management Prepared Financial Statements
December 31, 2023

I, Oscar Jofre, certify that the financial statements of KoreChain included in this Form C-AR are true and complete in all material respects.

_____

KoreChain, Inc.
Unaudited, Management Prepared Balance Sheet
December 31, 2023

Assets	
Current Assets	
Cash	$1,000
Total Current Assets	1,000
Other Assets	-
Total Assets	$1,000
Liabilities and Stockholders' Deficit	
Current Liabilities	
Accounts Payable	$534,362
Loans Payable	239,198
Total Current Liabilities	773,560
Total Liabilities	773,560
Stockholders' Deficit	
Common Stock	4
Additional Paid In Capital	64,996
Retained Deficit	-837,560
Total Stockholders' Deficit	-772,560
Total Liabilities and Stockholders' Deficit	$1,000

KoreChain, Inc.
Unaudited, Management Prepared Statement of Operations
For the period from February 2, 2023 to December 31, 2023

Revenue	
One Time Fee Revenue	$100,000
Recurring Revenue	76,800
Total Revenue	176,800
Expenses	
Sales & Marketing	43,362
Technology	635,552
Corporate Admin	332,334
Professional Fees	3,112
Total Expenses	1,014,360
Net Loss	-$837,560

KoreChain, Inc.
Unaudited, Management Prepared Statement of Stockholders' Deficit
For the period from February 2, 2023 to December 31, 2023

	Common Stock Shares	Common Stock $0.0001 Par Value	Preferred Stock Shares	Preferred Stock $0.0001 Par Value	Additional Paid In Capital	Retained Deficit	Total
February 2, 2023	- $	- $	- $	- $	- $	- $	-
Issuance of Founders Shares	22,000,000	-	-	-	-	-	-
Issuance of Common Shares	43,333	4	-	-	64,996	-	65,000
Net Loss	-	-	-	-	-	-837,560	-837,560
December 31, 2023	22,043,333	$4 $	- $	-	$64,996	-$837,560	-$772,560

KoreChain, Inc.
Unaudited, Management Prepared Statement of Stockholders' Deficit
For the period from February 2, 2023 to December 31, 2023

	Common Stock Shares	Common Stock $0.0001 Par Value	Preferred Stock Shares	Preferred Stock $0.0001 Par Value	Additional Paid In Capital	Retained Deficit	Total
February 2, 2023	- $	- $	- $	- $	- $	- $	-
Issuance of Founders Shares	22,000,000	-	-	-	-	-	-
Issuance of Common Shares	43,333	4	-	-	64,996	-	65,000
Net Loss	-	-	-	-	-	-837,560	-837,560
December 31, 2023	22,043,333	$4 $	- $	-	$64,996	-$837,560	-$772,560

KoreChain, Inc.
Notes to Financial Statements
December 31, 2023

Note A – Nature of Business and Organization

KoreChain, Inc("the Company") is a wholly owned subsidiary of KoreChain, Inc and was organized on February 2, 2023 in the State of Delaware. Headquartered in New York, NY. KoreChain is an AI based global blockchain platform that manages the full lifecycle of tokenized securities to ensure compliance with securities regulation and corporate law across multiple jurisdictions.

Note B – Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Based on the limited activity in 2023 and the related valuation allowances the disclosure for income taxes is immaterial as of February 28, 2023.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of February 28, 2023. The Company's 2023 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.